Mail Stop 3561

July 12, 2006

Mr. Arthur Johnson
President and C.E.O.
Savoy Resources Corp.
18826 Pagentry Place
Monument, CO 80132

Re: Savoy Resources Corp.
       Form 10-KSB
       Filed May 25, 2006
       File No. 000-32103

Dear Mr. Johnson:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005 filed April 17, 2006

Report of independent registered public accounting firm, F-1 and F-2

1. Please note that since you are a development stage company, auditor association with the cumulative data is required on an annual basis. Please direct your auditor (Stark Winter Schenkin & Co., LLP) to revise the opening and opinion paragraphs of the audit report to address the cumulative period from September 24, 2002 (inception) to December 31, 2005. In addition, please advise your current independent auditor to revise their report to comply with the provisions in AU

Section 508.13 of the Statements of Auditing Standards.

Statement of changes in stockholders' equity (deficit), F-5 and Note 8- Capital stock, F-13

2. We note that you had issued during 2004 and 2005 several types of warrants (Class A, B, C and D) in private placements as part of the units offered or in conjunction with the issuance of the common stock or convertible note. We note in some cases you have granted registration rights and agreed file the registration statement upon exercise of the warrants. For each issuance of warrants, please provide a full discussion of the material terms of the warrants, state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and liquidated damages, if any. Please file the registration rights, warrant and related agreements as Exhibits as applicable.

3. We note that you have classified the entire proceeds of the private placement offerings as equity. Please tell us how you allocated the proceeds to the fair value of the warrants and disclose the methodology you used in determining the fair value of warrants. For each issuance of warrants, please provide a full discussion how you considered the applicability of SFAS 133 and guidance in EITF 00-19, paragraphs 12-32 to classify the warrants as equity. Please note that it appears that you may be required to file timely the registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Please explain, in as much detail as necessary, for each issuance of warrants in 2004 and 2005, why you believe that equity classification is appropriate. We may have further comments upon review of your responses.

4. You state in Note 8 that you amended the private placement in February 2005 in consideration of EIB Capital Corp. undertaking to fund $700,000 to the joint venture and a commitment for working capital. Please explain the transactions and tell us how they are reflected in your financial statements.

Note 12 - Convertible note, F-18

5. We note that you issued convertible notes of $775,000 and that you have allocated the entire proceeds to debt discount which was recorded as additional paid in capital. We also noted that you have agreed with the warrant holders to settle the warrants and conversion rights by issuance of shares that are required to be

registered and to maintain the effectiveness of such registration statement until the expiration of the warrant or pay liquidated damages. Since the events or actions to deliver registered shares are beyond your control, and the existence of uneconomic penalty provisions, it appears the warrants should have been initially measured at fair value and classified as a liability in accordance with paragraphs 14 and 16 of EITF 00-19. It also appears that the conversion feature (an embedded derivative) should have been bifurcated from the host contract (i.e. the convertible note) and initially accounted for as a derivative (i.e. a liability) at fair value with changes in fair value recorded in earnings. Subsequently, the liabilities should be measured at fair value, with changes in fair value reported in earnings pursuant to the guidance in paragraph 9 of EITF 00-19. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.   The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host. Accordingly, please revise the financial statements for the applicable periods to reflect the classification of the warrants and the conversion feature as liabilities, as necessary, or demonstrate to us why a revision is not required.

Other Exchange Act Filings

6. We note that the Form 10-QSB for the quarter ended March 31, 2006 due May 15, 2006 has not been filed. Please file immediately.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at (202) 551-3388 or Hugh West, Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies